QUARTZ MOUNTAIN & BEAR CLAW AMEND CONVERTIBLE DEBENTURE

October 10, 2014, Vancouver, BC Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces that Bear Claw Capital Corp. (“Bear Claw”) has agreed to further amend the terms of a convertible debenture note (“Debenture”) that formed part of the payment obligations under a 2012 mineral property purchase agreement to acquire the Gnat Pass Property, which is a portion of the Quartz Mountain’s Galaxie Project located in northwestern British Columbia.

The current Principal Sum of the Debenture is $550,000. The terms of the amended agreement include:

•	The Principal Sum outstanding on the Debenture will bear interest from October 1, 2014 until the Final Repayment Date. The interest rate has been reduced to 7.5% per annum.

•	A Principal repayment of $50,000 was made upon signing of the amended Debenture, and a further amount equal to the lesser of (i) $50,000 and (ii) the outstanding Principal Sum will be repaid to Bearclaw on or before the 31st day of January of each year, commencing with the 31st day of January 2015 until the Debenture has been repaid in full.

•	If, at any time from and after the date of the amended agreement until the Debenture shall have been repaid in full, a new equity investment consisting of cash proceeds of at least $1,000,000 is made in Quartz Mountain by one or more investors (the “New Financing”), then fifty percent (50%) of the outstanding balance of the Principal Sum as of the date of such New Financing, plus all accrued but unpaid Interest thereon, shall automatically convert into fully paid common shares of the Company (the “Conversion Shares”) at an agreed conversation price equal to the greater of the 20 day closing VWAP for the common shares of the Company and the purchase price under the New Financing for the Principal Sum, subject to the rules and policies of the TSX Venture Exchange, with the conversation price for any interest payable being based on the Market Price under TSX Venture Exchange rules.

•	Quartz Mountain may repay the Principal Sum at any time without penalty.

The amendment is subject to TSX Venture Exchange approval if and as required.

About Quartz Mountain Resources Ltd.

Quartz Mountain is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. The Company is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit the Company's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Quartz Mountains projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Quartz Mountains projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain Resources Ltd.s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.